Peter Humphreys
Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich	Attorney at Law
New York Orange County Rome San Diego Silicon Valley Washington, D.C.	phumphreys@mwe.com
212.547.5427
May 24, 2006
Mr. Max Webb
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HSBC Receivables Funding Inc. I
HSBC Credit Card Master Note Trust (USA) I
Form S-3 Registration Statement No. 333-134419

Dear Mr. Webb:
In connection with the above matter, enclosed is a copy of a registration statement that was filed today, May 24, 2006, on behalf of the above referenced registrants, HSBC Receivables Funding Inc. I and HSBC Credit Card Master Note Trust (USA) I. The registration statement has been formulated to comply with 17 CFR § 229.1100, et seq. (“Regulation AB”).
In compliance with 17 CFR § 230.402, et seq., we have also enclosed, in a separate envelope, thirteen (13) copies of the registration statement.
On September 10, 2002, the registrants previously filed a registration statement under Registration Nos.: 333-74898 and 333-74898-01 under their former names, Household Receivables Funding, Inc. III and Household Credit Card Master Note Trust I, respectively.
As an aid to the Staff’s review, set forth as an attachment to this letter is an index which lists the various components of Regulation AB and the page number of the registration statement on which such component has been addressed. We have included this index solely to assist the Staff in its review. The index should not be considered part of the registration statement.
Please do not hesitate to contact me at 212.547.5427 if you or any other member of the Staff has any questions.
Very truly yours,
/s/ Peter Humphreys
Peter Humphreys
PH/ebk
Enclosure

cc:	HSBC Finance Corporation
Mr. Steven Smith
Ms. Cheryl Steffens
Laurie S. Mattenson, Esq.